UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Ritter Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

767836109

(CUSIP Number)

December 31, 2016

(Date of Event That Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1 (b)

[  ] Rule 13d-1 (c)

[X] Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 767836109	SCHEDULE 13G	PAGE 1 OF 5

1.	NAMES OF REPORTING PERSONS Stonehenge Partners LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 817,271
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 817,271

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 817,271
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ] (SEE INSTRUCTIONS)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0% (1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) Based on 11,619,197 shares of Common Stock of the Company outstanding as of December 31, 2016.

CUSIP No. 767836109	SCHEDULE 13G	PAGE 2 OF 5

1.	NAMES OF REPORTING PERSONS Andrew J. Ritter
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 329,918 (1)
	6.	SHARED VOTING POWER 817,271 (2)
	7.	SOLE DISPOSITIVE POWER 329,918 (1)
	8.	SHARED DISPOSITIVE POWER 817,271 (2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,147,189
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ] (SEE INSTRUCTIONS)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.6% (3)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Represents 6,250 shares owned directly and 323,668 shares underlying stock option awards that are currently exercisable or exercisable within 60 days of December 31, 2016.

(2) As a managing partner of Stonehenge Partners LLC, Andrew Ritter may be deemed the beneficial owner of these shares.

(3) Based on 11,619,197 shares of Common Stock of the Company outstanding as of December 31, 2016.

CUSIP No. 767836109	SCHEDULE 13G	PAGE 3 OF 5

1.	NAMES OF REPORTING PERSONS Ira E. Ritter
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 323,668 (1)
	6.	SHARED VOTING POWER 823,521 (2)
	7.	SOLE DISPOSITIVE POWER 323,668 (1)
	8.	SHARED DISPOSITIVE POWER 823,521 (2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,147,189
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ] (SEE INSTRUCTIONS)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.6% (3)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Shares underlying stock option awards that are currently exercisable or exercisable within 60 days of December 31, 2016.

(2) As a managing partner of Stonehenge Partners LLC, Ira Ritter may be deemed the beneficial owner of the shares held by Stonehenge Partners LLC. In addition, this number includes 6,250 shares held in a retirement plan trust of which the reporting person and his spouse are trustees.

(3) Based on 11,619,197 shares of Common Stock of the Company outstanding as of December 31, 2016.

CUSIP No. 767836109	SCHEDULE 13G	PAGE 4 OF 5

Item 1(a).	Name of Issuer:

Ritter Pharmaceuticals, Inc. (the “Company”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1880 Century Park East, #1000 Los Angeles, CA 90067

Item 2(a).	Name of Person(s) Filing:

Stonehenge Partners LLC Andrew J. Ritter Ira E. Ritter

Item 2(b).	Address of Principal Business Office, or, if None, Residence:

21800 Oxnard Street, Suite 250 Woodland Hills, California 91367

Item 2(c).	Citizenship:

Stonehenge Partners LLC is a California limited liability company with its principal place of business in California. Andrew J. Ritter - United States Ira E. Ritter – United States

Item 2(d).	Title of Class of Securities:Not Applicable

Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number:

767836109

Item 3.	If This Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable

CUSIP No. 767836109	SCHEDULE 13G	PAGE 5 OF 5

Item 4.	Ownership:

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person and is incorporated herein by reference.

As managing partners of Stonehenge Partners LLC, Andrew Ritter and Ira Ritter may be deemed beneficial owners of the shares held by Stonehenge Partners LLC insofar as they may be deemed to share the power to direct the voting or disposition of such shares. Neither the filing of this Schedule 13G, any amendment hereto, nor any of their respective contents shall be deemed to constitute an admission that either of such individuals is, for any purpose, the beneficial owner of such securities, and such beneficial ownership is expressly disclaimed. The filing of this statement should not be construed to be an admission that any of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Act.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of the Group.

Not Applicable

Item 10.	Certification:

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2017	Stonehenge Partners LLC

	By:	/s/ Andrew J. Ritter
	Name:	Andrew J. Ritter
Title: Managing Partner

Date: February 15, 2017	By:	/s/ Andrew J. Ritter
Andrew J. Ritter

Date: February 15, 2017	By:	/s/ Ira E. Ritter
Ira E. Ritter